

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

March 31, 2008

Tony Shen
China BAK Battery, Inc.
Chief Financial Officer
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People's Republic of China   518119

      RE: **China BAK Battery, Inc.**
              Form 10-K for the fiscal year ended September 30, 2007
              Filed December 19, 2008
              File No. 001-32898

Dear Mr. Shen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Brian Cascio
                     Accounting Branch Chief